

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2010

Mr. Mark H. McKinnies
ADA-ES, Inc.
8100 SouthPark Way, Unit B
Littleton, Colorado 80120

Re: ADA-ES, Inc.
Registration Statement on Form S-3
Filed May 28, 2010
File No. 333-167188

Dear Mr. McKinnies:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Private Placements, page 1

1. Disclosure indicates that this prospectus covers the resale of 118,614 shares of common stock registered on another registration statement, that the shares registered on the other registration statement will cease to be registered on the other registration statement, and that the shares will be registered for resale on this registration statement. Please file a post-effective amendment to the other registration statement to deregister the 118,614 shares being registered on this registration statement. Alternatively, amend this registration statement to include a combined prospectus for this offering and the offering registered on the earlier registration statement. See Rule 429 of Regulation C under the Securities Act. Note that a combined prospectus in this registration statement must include all of the information currently required in a prospectus relating to all the offerings that it covers, and identify the earlier registration statement by setting forth the Commission file number at the bottom of the facing page of this registration statement.

Exhibit 5.1

2. The legal opinion may not exclude the 118,614 shares for which a legal opinion was given in another registration statement. Please revise the legal opinion to include all of the shares being offered for resale on this registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ed Kelly, Senior Counsel, at 202-551-3728 or me at 202-551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: *via fax:* Julie A. Herzog, Esq., Schuchat, Herzog & Brenman, LLC